SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)
(Amendment No. 5)*

Equus Total Return, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

294766100

(CUSIP Number)

Kenny Kahn
Mobiquity Investments Limited
19105 36th Avenue West
Suite 213
Lynnwood, WA 98036
(800) 262-1633

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 12, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 294766100	13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Mobiquity Investments Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 39-2076210
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
Number of Shares Beneficially Owned by Each Reporting Person with	7	SOLE VOTING POWER 10,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.008%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 294766100	13D/A	Page 3 of 6 Pages

SCHEDULE 13D

CUSIP No. 294766100
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Versatile Systems Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
Number of Shares Beneficially Owned by Each Reporting Person with	7	SOLE VOTING POWER 10,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.008%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 294766100	13D/A	Page 4 of 6 Pages

Item 1.	Security and Issuer.

This Amendment No. 5 to Schedule 13D (this “Amendment No. 4”) amends and supplements the Statement on Schedule 13D filed on October 5, 2009 by the Reporting Persons (the “Original 13D”), as amended by Amendment No. 1, dated April 14, 2010, Amendment No. 2, dated May 26, 2010, Amendment No. 3 dated June 10, 2010 and Amendment No. 4 dated December 9, 2010 (the Original 13D, together with the amendments, the “Schedule 13D”) with respect to the shares of common stock (the “Common Stock”) of Equus Total Return, Inc., a Delaware corporation (the “Fund”). This Amendment No. 5 is being filed to amend or supplement Items 3 and 5 of the Schedule 13D. Except as herein amended or supplemented all other information in the Schedule 13D is as set forth therein. Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On June 12, 2014, MIL sold 960,087 shares of Common Stock at a price of $2.45 per share through open market transactions.

Item 5.	Interests in Securities of the Issuer.

The information set forth in Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)           Each Reporting Person beneficially owns 10,000 shares of Common Stock, which represent approximately 0.008% of the issued and outstanding shares of Common Stock.

(b)           Each Reporting Person has the power to vote, or direct the vote, and dispose of, or direct the disposition of, 10,000 shares of Common Stock, which represent approximately 0.008% of the outstanding shares of Common Stock.

(c)           Information with respect to all transactions in the shares of Common Stock beneficially owned by the Reporting Persons which were effected during the past sixty days is set forth in Annex A attached hereto and incorporated herein by reference.

(d)	Not applicable.

(e)	Not applicable.

CUSIP No. 294766100	13D/A	Page 5 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 16, 2014

MOBIQUITY INVESTMENTS LIMITED

By:	/s/ Kenny Kahn
Name: Kenny Kahn
Title: Chief Executive Officer

VERSATILE SYSTEMS INC.

By:	/s/ Kenny Kahn
Name: Kenny Kahn
Title: Chief Executive Officer

CUSIP No. 294766100	13D/A	Page 6 of 6 Pages

ANNEX A

INFORMATION WITH RESPECT TO TRANSACTIONS
OF SHARES BY MIL IN THE PAST 60 DAYS

Date	Number of shares sold [1]	Price per share ($)[2]

12-June-14	960,087	2.45

1 All purchases were effected through open market transactions.

2 Inclusive of brokerage commissions.